

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Mr. William M. McKay
Chief Financial Officer
Emergent Group Inc.
10939 Pendleton Street
Sun Valley, California 91352

      Re: Emergent Group Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 24, 2010
              File No. 1-34208

Dear Mr. McKay:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Branch Chief